FERROGLOBE PLC

2nd Floor West Wing

Lansdowne House

57 Berkeley Square

London, W1J 6ER

January 3, 2017

VIA EDGAR

Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ferroglobe PLC
Form 20-F for the fiscal year ended December 31, 2015
Filed May 2, 2016
File No. 001-37668

Dear Mr. Arakawa:

This letter is in response to your comment letter dated December 15, 2016. Pursuant to the telephone conversation between Joanna Lam of your staff and our outside counsel, Jeffrey E. Jordan, this is to confirm that the Company intends to submit a response to your comments on Friday, January 6, 2017.

Sincerely,

FERROGLOBE PLC

By:	/s/ Joseph Ragan
Name:	Joseph Ragan
Title:	Chief Financial Officer

cc:	Brian Sikora
Jeffrey E. Jordan